Exhibit 99.6

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports Financial and Operational Results for Q1 2026,

Highlighted by Commencement of Site Preparation and Early Works for the

Phoenix ISR Uranium Mine, and the Results of its Shareholder Meeting

Toronto, ON – May 12, 2026. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) today filed its Condensed Consolidated Financial Statements and Management’s Discussion & Analysis (‘MD&A’) for the quarter ended March 31, 2026. Both documents will be available on the Company’s website (at www.denisonmines.com), SEDAR+ (at www.sedarplus.ca) and EDGAR (at www.sec.gov/edgar). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “In February, the Phoenix In-Situ Recovery (“ISR”) uranium mine (“Phoenix”) became the first large-scale Canadian uranium mining project in over 20 years to receive all regulatory approvals required to commence construction. Shortly after achieving this landmark permitting accomplishment, the Company made its final investment decision (“FID”) for Phoenix construction and, by the end of the first quarter, our Denison-Wood integrated project management team mobilized to the Wheeler River property and began executing schedule-critical site preparation and early works construction activities.

In less than two months of on-site activity, our dedicated teams have completed (i) tree clearing activities across the primary mine site area, (ii) installation of construction management facilities, (iii) construction of our on-site helipad, (iv) civil works for the concrete batch plant pad, and (v) commencement of aggregate production at a nearby quarry. Civil activities continue to advance on site, including those necessary to establish the future airstrip. Taken together, we are on track to ramp up construction staffing and activities to complete early works and commence full-scale construction by the end of the second quarter, which aligns with our target to achieve first uranium production in mid-2028. We are, however, closely monitoring the widespread flooding that is impacting a portion of the road network in northern Saskatchewan. While our personnel are able to access the Phoenix site via helicopter, our ability to mobilize additional heavy equipment and certain supplies to site as planned may be impacted if the flooding persists and/or key infrastructure remains impacted. We recognize the significant efforts of the Province of Saskatchewan to rapidly respond to this unprecedented situation and are hopeful that conditions will improve in the coming days.

At our 22.5%-owned McClean Lake operation, mining activities at the McClean North SABRE mine were minimal in the first quarter, with work focused on the completion of resource confirmation drilling in advance of the planned resumption of active mining later in the second quarter.

Denison’s unique combination of physical uranium holdings, active mine production from McClean Lake, and large-scale expected future mine production from the Phoenix and Gryphon deposits has resonated positively with some of the world’s largest nuclear power utilities. This is reflected by our continued success in growing our uranium sales book – which now includes contracted sales commitments for nearly 8 million pounds of U3O8 plus advanced negotiations for a further 8 million pounds of U3O8. Notably, our customers include leading North American nuclear power utilities collectively responsible for over 50 reactors.

In the first quarter, we entered near-term sales commitments with an average realized price over US$99/lb U3O8 for deliveries within a year. These sales are part of our Phoenix project financing efforts stemming from our physical uranium purchase from 2021, and demonstrate how our disciplined long-term strategy has facilitated significant participation in a rising uranium price environment. While the large majority of our commercial activity is focused on market-related pricing, we have also recently observed base-escalated pricing above levels reported in industry price publications, including prices on a present value basis in excess of US$100/lb U3O8 We believe this and other positive market signals continue to point to robust uranium market fundamentals, which align well with Denison’s unique position as one of the few uranium suppliers globally that is on track to bring a sizeable new source of production to market before the end of the decade.”

Highlights

▪	Regulatory Approval Received and Final Investment Decision Made to Construct the Phoenix Uranium Mine

In February 2026, the Company announced receipt of approval from the Canadian Nuclear Safety Commission (“CNSC”) for the Environmental Assessment (“EA”) and the Licence to Prepare a Site & Construct (the “Construction Licence”) for Phoenix. Phoenix is situated on the Wheeler River property (“Wheeler River”) and is the first uranium mine in Canada to receive federal approval for construction in over 20 years. With the EA having previously been approved by the Province of Saskatchewan, and other provincial approvals necessary to commence construction already received, federal approval of the EA and the issuance of the Construction Licence represented the final regulatory approvals required to commence construction of Phoenix.

Following the receipt of the CNSC approvals, Denison announced approval by its Board of Directors of the FID.

▪	Significant Advancement of Phoenix Site Preparation and Commencement of Early Works

Following the FID in late February 2026, the Integrated Project Management Team mobilized to the Phoenix site in early March and began overseeing the execution of site preparation activities and certain early works activities.

By the end of April 2026, significant progress was made on schedule-critical activities including the completion of tree clearing activities across the primary mine site area prior to the onset of the migratory bird season. See Figure 1 for an annotated illustration of the site clearing activities completed to the end of April 2026. Site clearing and civil works were also completed for the concrete batch plant pad, which will allow for the mobilization of the batch plant to site in May 2026. Additionally, a rock crusher was mobilized to a nearby quarry, allowing for the commencement of aggregate production to support site civil activities.

Civil activities at the main Phoenix site continue to advance, including the initiation of the construction of access roads and clearings necessary to establish the future site airstrip. Prior to the completion of the airstrip, scheduled for later in 2026, the majority of construction personnel will be transported to site via an 18-passenger helicopter. Regular air transport commenced in April 2026, following the completion of the site helipad.

As Phoenix is a greenfield mine development project, significant site preparation activities and early works are required prior to the commencement of full-scale construction. Based on the early works completed to date, the ramp up of construction staff and activities to achieve a full-scale rate of construction is expected to occur before the end of the second quarter of 2026. Once construction activities ramp up, it is anticipated to take approximately two years to complete construction at Phoenix. This execution timeline positions Denison as one of the few uranium suppliers globally that is on track to provide a sizeable new source of uranium production before the end of the decade.

▪	Uranium Marketing Efforts Translate into Growing Customer Base and Supply Contracts

The proceeds from the sale of the Company’s physical uranium holdings and inventory is an important part of the Company’s project financing plans for Phoenix. In the first quarter of 2026, Denison agreed to sell 550,000 pounds of U3O8 with deliveries between the second quarter of 2026 and the first quarter of 2027 at an average price of US$99.07 per pound. At the end of the first quarter of 2026, 1,350,000 pounds of U3O8 were committed for deliveries between the second quarter of 2026 and the second quarter of 2027. The sales price has been fixed for the delivery of 950,000 pounds U3O8 for gross proceeds of US$87.5 million (average price of US$92.05 per pound U3O8). The remaining 400,000 pounds U3O8 of committed near-term sales are subject to market-related pricing, and approximately 500,000 pounds U3O8 in physical holdings and inventories remain uncommitted.

Including near-term commitments, the Company has contracted firm uranium sales commitments for nearly 8 million pounds of U3O8 from its physical uranium holdings and expected future uranium production, and is in advanced negotiations for additional sales commitments of approximately 8 million pounds of U3O8, resulting in total contracted and advanced negotiation sales commitments of approximately 16 million pounds of U3O8.

Customers include several leading North American nuclear power plant operators, collectively responsible for over 50 nuclear reactors, as well as multiple reputable industry intermediaries, which have each demonstrated significant interest in securing supply from Denison. Pricing mechanisms include a mix of market-related with no floors and ceilings, market-related with floors and ceilings, and base-escalated pricing. The large majority of commitments are on a market-related basis with deliveries contemplated to occur during the expected mine life of Phoenix.

▪	Construction Management Contract Awarded for Phoenix

Also in February 2026, Denison announced that, following a competitive tender process, it awarded Wood Canada Limited (“Wood”), a global leader in consulting and engineering, with the construction management contract (the “CM Contract”) to oversee construction of the Phoenix mine. The CM Contract currently contemplates procurement and construction management scopes, whereby Wood will be responsible for (i) construction management of the full processing plant scope, (ii) installation of certain site infrastructure, and (iii) integrated project controls, ongoing procurement support, on-site safety oversight, as well as maintaining reporting and performance management standards. Such services will be provided by Wood in close consultation with Denison, with certain members of Wood's team and Denison's team holding complementary roles in an integrated project management team.

▪	Capital Cost Update for Phoenix

In January 2026, the Company reported that, based on the substantial completion of project engineering and execution of significant procurement activities since the effective date of the 2023 feasibility study for Phoenix (the “Phoenix FS”), an updated initial capital cost estimate for the Project has been released. Accounting for increases in inflation, cost increases, and project refinements, the Company estimated the total post- FID initial capital estimate for the Project to be approximately $600 million.

2026 Annual Shareholders Meeting

Denison is also pleased to report the passing of all items of business presented to shareholders at the Company’s annual and special shareholders meeting held in Toronto today (the “Meeting”), as disclosed in the management information circular dated March 30, 2026.  Detailed results of the vote by proxy for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jennifer Traub	380,790,889	92.64%	30,258,124	7.36%
David Cates	380,307,157	92.52%	30,741,856	7.48%
Jinsu Baik	408,478,671	99.37%	2,570,343	0.63%
Wes Carson	408,670,364	99.42%	2,378,649	0.58%
Ken Hartwick	408,648,540	99.42%	2,400,473	0.58%
David Neuburger	378,062,092	91.97%	32,986,921	8.03%
Laurie Sterritt	407,039,986	99.02%	4,009,027	0.98%
Patricia Volker	404,770,461	98.47%	6,278,551	1.53%

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results which has been filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix FS was completed for the Phoenix ISR mining operation, and an update to the 2018 Pre-Feasibility Study (“2018 PFS”) was completed for the Gryphon deposit as a conventional underground mining operation (the “Gryphon Update”). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for Phoenix commenced in 2019 and the required permits have been obtained to commence construction – including the July 2025 approval of the project’s EA by the Province of Saskatchewan and the February 2026 federal approval of the EA and issuance of the Construction Licence. This milestone supported the FID and the subsequent commencement of early works activities at the Phoenix mine. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which restarted mining with SABRE in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (“MWJV”), and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property (“Waterbury”). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~457,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

Technical Disclosure and Qualified Person

The technical information contained in this press release has been reviewed and approved by Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a Qualified Persons in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2026 and beyond; exploration, development and construction programs, plans and objectives, including expectations with respect to early works and commencement of construction at Phoenix; statements regarding impacts of flooding including its impacts on road networks in northern Saskatchewan; statements regarding Denison’s EA and Construction Licence approvals and other expectations with respect to Denison’s project licensing and permitting; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Cosa, and Skyharbour; and Denison’s plans with respect to its commercial activities, including its physical uranium holdings and other uranium sales transactions and the expected benefits thereof. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue early works and/or construction at Phoenix or other exploration, testing, evaluation and development work at Wheeler River or other projects if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory restrictions or requirements.

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in the Company’s most recent Annual Information Form. These factors are not, and should not be construed as being, exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Figure 1 – Annotated Aerial View of Phoenix Site Preparation Progress as of April 30, 2026

Phoenix ISR Uranium Mine
Site preparation progress as of April 30, 2026
** Shapes are approximate and intended for visual reference only **
Industrial Landfill Area
Misc. Pads & Ponds
Feasibility Field Test (FFT) Coverall
Process Plant Area + Freeze Plant Area
Site Power Substation Area
Wellfield Area (Phase 1-4)
Helipad
SaskPower Transmission Line
Temporary Construction Management Facilities (Wellfield Phase 5)
Non-Process Site Facilities, including Access Road / Gatehouse and Permanent Camp Area
WHEELER RIVER
Denison Mines